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                             April 13, 2021

       Jim Purcell
       Chief Financial Officer
       ESports Technologies, Inc.
       720 South 7th Street, 3rd Floor
       Las Vegas, NV 89101

                                                        Re: ESports
Technologies, Inc.
                                                            Amended
Registration Statement on Form S-1
                                                            Filed April 12,
2021
                                                            File No. 333-254068

       Dear Mr. Purcell:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amended Registration Statement filed on April 12, 2021

       Future Products and Services, page 36

   1. Please revise to describe how marketing support will be provided and the nature of such support.
       General

   2. We note your response to prior comment 4. Please add a risk factor discussing the risk to your company and its
operations that your platform, which is currently
                                                        under development, may
be deemed a secondary market or alternative trading system.
 Jim Purcell
FirstName   LastNameJim  Purcell
ESports Technologies,  Inc.
Comapany
April       NameESports Technologies, Inc.
       13, 2021
April 213, 2021 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Suying Li at (202) 551-3335 or Lyn Shenk at (202) 551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Cavas Pavri